ACME ELECTRIC CORPORATION
NEWS RELEASE
ANNOUNCES SECOND QUARTER RESULTS


FOR IMMEDIATE RELEASE


            ACME ELECTRIC ANNOUNCES SECOND-QUARTER RESULTS


     EAST AURORA, N.Y., February 4, 1997 -- Acme Electric Corporation (NYSE:ACE) announced today that, for the second quarter of its 1997 fiscal year ended December 27, 1996, net sales were $23,478,000, compared to $23,425,000 for the comparable period of the previous year, with net income of $84,000, or $.02 per share, compared to a net loss of $834,000, or $.17 per share the previous year. Net sales for the twenty-six-week period ended December 27, 1996, were $46,701,000, compared with $49,356,000 for the comparable period of the previous year. Net income for the twenty-six-week period ended December 27, 1996, was $90,000, or $.02 per share, compared with a net loss of $501,000, or $.10 per share, for the comparable period of the previous year.
     Chairman and Chief Executive Officer, Robert J. McKenna, said that, "Our results should improve through our continued investment in converting operations to Demand Flow Technology and installing an Oracle-Registered Trademark--based business system. The improvement in quality, service and flexibility makes these investments worthwhile for the long-term future of the Company." Mr. McKenna also reported that contingencies for the sale of the Aerospace Division were not met. The business will remain an integral part of the Company, as it continues its strategy to achieve profitable operation.
     McKenna added that, "The financial results for the quarter show improvement compared to the previous year, and our long-term prospects are improving as well."
     Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion products for electronic and electrical systems for industrial, commercial, residential, and military and aerospace applications. corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C. and Tempe, Ariz. Company news is available by FAX: dial 1-800-758-5804, and input extension 006675; or for INTERNET access go to: http://www.prnewswire.com/cnoc/exec/menu?006675

                                # # # #

ACME ELECTRIC CORPORATION

Comparative Analysis
(in thousands, except for per share data)




                      13 Weeks      13 Weeks      26 Weeks      26 Weeks
                       Ended         Ended         Ended         Ended
                  Dec. 27, 1996 Dec. 29, 1995 Dec. 27, 1996 Dec. 29, 1995
                  ------------- ------------- ------------- -------------
Net Sales             $23,478       $23,425       $46,701       $49,356
Net Income (Loss)          84          (834)           90          (501)
Net Income (Loss)
  Per Common Share       $.02         $(.17)         $.02         $(.10)
Weighted Number of
Shares Outstanding
Used to Compute Net
Income (Loss) Per
Common Share        4,965,378     4,949,791     4,961,463     4,955,494
